Exhibit 99.1

News Release

Kamada Announces Initiation of a Phase 2 U.S. Clinical Trial of Inhaled AAT to
Treat Alpha-1 Antitrypsin Deficiency

NESS ZIONA, Israel (March 24, 2014) – Kamada Ltd. (Nasdaq and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces the initiation of a new Phase 2 U.S. clinical trial of its proprietary inhaled Alpha-1 Antitrypsin (AAT) therapy for the treatment of Alpha-1 Antitrypsin Deficiency (AATD, or Inherited Emphysema).

This trial is a double-blind, placebo-controlled study evaluating the safety and efficacy of AAT by inhalation. The study will measure AAT levels in the lung and serum as well as additional inflammatory biomarkers in 36 AATD patients. The study involves the inhalation of 80 mg or 160 mg of human AAT or placebo twice daily via the eFlow® device for 12 weeks. All subjects will be able to enter an additional 12-week open-label extension study with the active drug to further assess safety and tolerability.

“We are very excited to initiate this U.S. study of our inhaled AAT to treat AATD, which represents a potentially revolutionary, user-friendly, convenient and efficient treatment compared with the current AAT treatment that requires weekly invasive, intravenous infusions. The U.S. market offers a significant opportunity to bring an inhaled therapy to patients suffering from this genetic lung disease, not merely as a more user friendly treatment, but also because the targeted delivery and treatment rationale directly to the lung are expected to enhance efficacy. Initiating this U.S. clinical study is an important step in our global strategy to commercialize our novel, inhaled human AAT,” said, David Tsur, Co-founder and CEO of Kamada.

Kamada has completed a Phase 2/3 multicenter randomized, double-blind, placebo-controlled study evaluating the safety and efficacy of its inhaled formulation of human AAT to treat AATD in more than 165 patients in Europe and Canada, and expects to report top-line results by the end of April or the beginning of May 2014.

The Phase 2/3 study involves the inhalation of 160 mg of human AAT or placebo daily via a dedicated, product-adjusted eFlow® device for 50 weeks. Eligible patients were given the option to participate in a subsequent 50-week open-label extension study in which all patients receive the active treatment.  The primary endpoint of the study is the difference in exacerbation events between the two groups at one year. Secondary endpoints include additional parameters of exacerbation events, pulmonary function tests and safety. Exploratory endpoints include CT densitometry in a subset of subjects, Quality of Life measurements and others. Full description of the study is available at www.clinicaltrials.gov.

“We intend to use data from this U.S. study along with the data from our European Phase 2/3 study to support a BLA license filing with the U.S. Food and Drug Administration.  Positive data from the Phase 2/3 study will also accelerate the variety of strategic options we are considering in the U.S., including licensing and/or proprietary sales by Kamada,” added Mr. Tsur.

Kamada has a robust clinical development program, which includes plans to initiate a U.S. Phase 2 clinical trial of its inhaled AAT to treat Cystic Fibrosis in the second half of 2014.  The Company is also conducting a Phase 2/3 trial of it intravenous AAT to treat Type-1 diabetes, with interim data expected in 2016. The Company recently completed enrollment of a U.S. Phase 2/3 clinical study of its KamRAB® as a post-exposure prophylaxis (PEP) to treat rabies and product launch in the U.S. is expected in 2015.

About Alpha-1 Antitrypsin Deficiency
Alpha-1 antitrypsin, also called AAT, is a protein made in the liver. Normally the protein travels through the bloodstream and helps protect the body's organs from the harmful effects of other proteins. The lungs are one of the main organs that the AAT protein protects. AAT deficiency (AATD) occurs if the AAT proteins made in the liver are not the right shape, and they get stuck inside liver cells and cannot get into the bloodstream.  As a result, not enough AAT proteins travel to the lungs to protect them, which increases the risk of lung disease. Also, liver disease can develop because too many AAT proteins are stuck in the liver. Severe AATD occurs when blood levels of the AAT protein fall below the lowest amount needed to protect the lungs.

AATD is an inherited condition that occurs in all ethnic groups, yet most often in Caucasians of European descent. It is not known how many people have AAT deficiency and many people who have the condition may not know they have it. According to the National Institutes of Health, estimates of disease incidence range from about 1 in every 1,600 people to about 1 in every 5,000 people.

* eFlow® is a Registered Trademark of PARI Pharma.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and is conducting a Phase 2/3 clinical trial in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law
Contacts:
Gil Efron
CFO
ir@kamada.com

Anne Marie Fields
LHA
212-838-3777
afields@lhai.com